Terms and Conditions of the

Nokia Performance Share Plan 2018

Approved by the Board of Directors on

January 31, 2018

TERMS AND CONDITIONS OF THE NOKIA PERFORMANCE SHARE PLAN 2018

1.	PURPOSE AND SCOPE OF THE PLAN

1.1.
The purpose of the Nokia Performance Share Plan 2018 is to retain Nokia Group employees, to promote employees’ engagement and to reward them for Nokia Group’s long-term performance. This is accomplished by focusing the Participants on Nokia Group’s long-term financial performance and share price appreciation and thus aligning the interests of the Participants with those of the shareholders. To accomplish these objectives the Company may award eligible Nokia Group employees Performance Shares under this Plan.

1.2.
The Plan is tied directly to the performance of Nokia Group. For the purposes of this plan, performance is measured through the Performance Criteria. The financial benefits of the Plan materialize only if the pre-determined performance levels measured by Performance Criteria are achieved by the end of the Performance Period, subject to the Restriction Period and the Minimum Amount, if applicable.

1.3.
Under the Plan, a maximum of 47 million Performance Shares may be Granted, which may result in the settlement of 94 million Shares at the maximum performance level. The Board determines the general principles of the Plan and approves the Grants of Performance Shares to eligible employees within its authority. Grants of Performance Shares under these Terms & Conditions may be made between January 31, 2018 and December 31, 2018, inclusive.

2.	DEFINITIONS

Board: The Board of Directors of the Company.

Company: Nokia Corporation.

Executives: A Participant in job grade E1, E2 or E3 at the Grant Date, irrespective of any subsequent promotion or demotion.

Fiscal Year: A Nokia financial year ending December 31.

Grant: The awarding of Performance Shares to an employee of Nokia in accordance with the Plan.

Grant Amount: The number of Performance Shares Granted to a Participant.

Grant Date: The date on which the Grant of Performance Shares is formally made.

Maximum Number: The number of Performance Shares to be settled if the maximum performance is achieved with respect to the Performance Criteria as defined under rule 4. The Maximum Number equals two times the Grant Amount. Maximum Number is tied to the Performance Criteria as defined in rule 4

Minimum Amount: a minimum pay-out which is 25% of the Grant Amount, payable to all Participants except Executives only in the event that the calculated pay-out (based on Nokia’s performance against the Performance Criteria) is beneath threshold performance.

Nokia: Nokia Corporation.

Nokia Annual EPS: The annual earnings per share in the consolidated profit and loss accounts for the Nokia Group (diluted, non-IFRS).

Nokia Annual Free Cash Flow: The annual free cash flow for the Nokia Group (non-IFRS).

Nokia Revenue:  The annual net sales for the Nokia Group (non-IFRS).

Nokia Group: The Company together with the companies over which the Company effectively exercises control and which are included in the consolidated financial statements of the Company.

Participant: Employee of the Nokia Group who has received a Grant of Performance Shares under the Plan.

Performance Criteria/Criterion: For the purposes of the Plan, performance is measured by each pre-determined criterion as set in rule 4, together referred to as the Performance Criteria.

Performance Share/Shares: Each Performance Share represents a right to receive a certain number of Shares or their cash equivalent upon settlement, subject to the fulfilment of the conditions under rule 4, and provided that no other restriction related to these Terms & Conditions is applicable.

Performance Period: The period of two Fiscal Years ending on December 31, 2018 and December 31, 2019.

Plan: Performance Share Plan 2018 of the Company.

Restriction Period: The one-year period following the end of the Performance Period. Subject to rule 8, a Participant shall forfeit their Performance Shares if their last day of employment with the Nokia Group occurs before the last day of the Restriction Period. The Restriction Period commences on January 1, 2020 and the last day of the Restriction Period is December 31, 2020.

Settlement Date: A banking day in Helsinki, Finland falling as soon as practicable after the Vesting Date, as determined by the Company.

Share/Shares: The Company’s ordinary shares. The terms and conditions applicable to Shares shall apply to their cash equivalent used for settlement, as applicable.

Terms & Conditions: The terms and conditions of this Plan.

Threshold Number: The number of Performance Shares to be settled, if the threshold performance is achieved with respect to one Performance Criterion as defined under rule 4, subject to the Minimum Amount.

Vesting Date: The day following the last day of the Restriction Period. On the Vesting Date, Participants become legally entitled to the settlement of Shares under the Plan. The Vesting Date shall be January 1, 2021.

3.	GRANT OF PERFORMANCE SHARES

3.1.	On the Grant Date, each Participant is offered a Grant Amount of Performance Shares. The Company will notify each Participant of the Grant.

3.2.	As a precondition for a valid Grant, the Participant must be employed by Nokia Group at the time of the Grant.

3.3.	The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

4.	FINANCIAL PERFORMANCE CRITERIA

4.1.	The number of Performance Shares to be settled is determined independently with respect to each applicable Performance Criterion, with the total final pay-out being guaranteed at the Minimum Amount.

4.2.	The Performance Criteria (in equal proportion) are:

•	Nokia Annual EPS,

•	Nokia Annual Free Cash Flow; and

•	Nokia Revenue.

4.3.	Threshold and Maximum performance levels are defined for each Performance Criterion, as determined by the Board.

4.4.	The number of Performance Shares to be settled is determined independently with respect to each applicable Performance Criterion, with the total final pay-out being guaranteed at the Minimum Amount.

4.5.
To the extent the threshold performance level is exceeded, the number of Performance Shares to be settled after the Vesting Date will increase from the Threshold Number up to the Maximum Number, following a linear scale based on actual financial performance achieved, subject to the Minimum Amount.

4.6.	The total number of Performance Shares to be settled may not exceed two times the Grant Amount.

5.	MEASUREMENT AND CALCULATION OF PAY-OUT

5.1.	The measurement of the Performance Criteria shall be made by the Board in its sole discretion after the end of the Performance Period, upon the recommendation of the Personnel Committee.

5.2.	Based on the Board’s measurement, the number of Performance Shares to be settled as Shares or the equivalent amount of cash shall be calculated.

5.3.	The calculation of the number of Performance Shares to be settled shall not result in fractional Shares. The number of Shares shall be rounded to the nearest whole Share.

6.	RESTRICTION PERIOD AND VESTING DATE

6.1.
During the Performance Period and Restriction Period, the Participant does not have any legal ownership or any other rights relating to the Shares. The Participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered in the Trade Register.

6.2.
The Vesting Date follows the end of the Restriction Period and marks the point at which a Participant becomes entitled to the future settlement of Shares in accordance with rule 7, regardless of whether his last date of employment with the Nokia Group occurs on or after the Vesting Date. The Shares shall be settled to the Participant as soon as administratively possible after the Vesting Date.

7.	SETTLEMENT

7.1.
Following the Vesting Date, the Company will complete the settlement by transferring the applicable number of Shares or their cash equivalent to the Participant’s book-entry, brokerage or other bank account, as applicable on the Settlement Date. Completion of settlement is dependent on the Participant’s compliance with these Terms & Conditions and all necessary instructions and actions to enable the Company to facilitate the settlement. If the Participant has not performed all necessary actions to enable the Company to complete the settlement, the Company may, in its sole discretion, sell the Shares on behalf of the Participant and remit the proceeds to the Participant.

7.2.
The Company may, in its sole discretion, use one or more of the following instruments to settle Performance Shares: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash.

7.3.
The Participants shall not be entitled to any dividend or have any voting rights or any other shareholder rights until and unless the Shares have been transferred to the Participant and, where new Shares issued by the Company are used for settlement, until the Shares have been entered in the Trade Register.

8.	CHANGES IN EMPLOYMENT

8.1.
If the Participant’s last day of employment with the Nokia Group occurs on or before the last day of the Restriction Period by the reason of permanent disability (as defined by the Company in its sole discretion), the Participant retains the right to settlement on the scheduled Settlement Date.

8.2.
In the case of death of the Participant on or before the last day of the Performance Period, unless the Company determines otherwise in its sole discretion, the Performance Shares will be settled at the Grant Amount as soon as practicable thereafter. If made, such special settlement will constitute full and final settlement of that Performance Share Grant.

8.3.
In the case of death of the Participant after the last day of the Performance Period but before the last day of the Restriction Period, unless the Board determines otherwise, the Performance Shares will be settled as soon as practicable thereafter based on the calculation of the number of Performance Shares to be settled made in accordance with rule 5 of these Terms & Conditions. If made, such special settlement will constitute full and final settlement of that Performance Share Grant.

8.4.
If the Participant’s last day of employment with the Nokia Group occurs before the last day of the Restriction Period for any reason other than those mentioned above, then, unless the Board determines otherwise in its sole discretion, the Company shall redeem the Performance Shares from the Participant without consideration, in which case the Participant shall not be entitled to any settlement under the Plan.

8.5.	In cases of voluntary and/or statutory leave of absence of the Participant, the Company has the right to defer the end of the Restriction Period or prorate the settlement.

9.	TERMS OF EMPLOYMENT

9.1.
The Grant or settlement of Performance Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia Group under applicable local laws and the rights and obligations arising from a Participant’s employment with Nokia are separate from, and are not affected by, the Participant’s participation in the Plan. The Performance Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

9.2.
The Grant or settlement of Performance Shares does not create any right for that Participant to be offered participation in the Plan in future or to be Granted any additional Performance Shares on any particular terms, including the number of Performance Shares.

9.3.	By Participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

9.3.1.	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason;

9.3.2.	any exercise of a discretion or a decision taken in relation to any Performance Shares, and/or to the Plan, or any failure to exercise a discretion or take a decision; and

9.3.3.	the operation, suspension, termination or amendment of the Plan.

10.	TAXES AND OTHER OBLIGATIONS

10.1.
The Participant is personally responsible for all taxes and social security charges associated with the Performance Share Grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Performance Period and/or Restriction Period. Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the Grant in order to verify their tax position.

10.2.
The Participant is also personally responsible for any potential charges debited by any plan administrator, broker or financial institution in connection with the settlement of the Performance Shares or any subsequent transactions related to the Shares.

10.3.
Performance Shares must not be used as security for any liability, be transferred or otherwise disposed of (except in the event of the Participant’s death, to his personal representatives) and will lapse immediately on any attempt to do so.

10.4.
Pursuant to applicable laws, the Nokia Group is, or may be required or may deem it appropriate to withhold taxes, social security charges or fulfil employment related and other obligations upon Grant or settlement of Performance Shares, or when the Shares are disposed of by a Participant. The Nokia Group shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of a Participant for the completion of such measures.

11.	BREACH OF THESE TERMS AND CONDITIONS

11.1.	The Participant shall comply with these Terms & Conditions, as well as any instructions given by the Company regarding the Plan from time to time.

11.2.
If the Participant breaches these Terms & Conditions and/or any instructions given by the Company, the Company may in its discretion, at any time prior to the Settlement Date, rescind the Grant of Performance Shares.

12.	VALIDITY OF THESE TERMS AND CONDITIONS AND AMENDMENTS

12.1.	These Terms & Conditions shall become valid and effective upon the approval by the Board.

12.2.	The Board may, in its absolute discretion, at any time amend, modify or terminate these Terms & Conditions.

12.3.	Action taken by the Board in rule 12.2 may also, as in each case determined by the Board, affect the Performance Shares that are then outstanding, but not settled.

13.	ADMINISTRATION

13.1.
The Plan shall be administered by the Company. The Company has the authority to interpret these Terms & Conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate to benefit the administration of the Plan, including, but not limited to, taking action to take account of a change in legislation or to maintain favourable tax, exchange control or regulatory treatment for Participants or for Nokia. Such action may also affect the Performance Share Grants that are then outstanding, but not settled.

13.2.
The Company has the right to determine the practical manner of administration and settlement of the Performance Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Performance Share Grants.

13.3.
Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped. If a notice or communication is sent by electronic means, it will be deemed to be received immediately after the communication is sent, on the date and in the time zone where the sender is located.

14.	RIGHTS OF PARTICIPANTS IN CORPORATE EVENTS

14.1.
Should the Annual General Meeting in accordance with the proposal of the Board decide, prior to the settlement of the Performance Shares, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company:

14.1.1.	the Board may determine, in its sole discretion if and how the Participants will be compensated for the special dividend.

14.1.2.	such distribution of special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders.

14.1.3.	the Board will specify in any proposal for the dividend, whether the dividend, or a part of it, shall be considered a special dividend.

14.2.
Should the Company, prior to the settlement of the Performance Shares, issue new shares, stock options or other special rights to all shareholders, the Board will in its sole discretion decide what the rights of the Participants will be in such cases.

14.3.
The Company’s decision to cancel existing shares held by the Company prior to the settlement of the Performance Shares will not affect the settlement of Performance Shares nor the number of Performance Shares to be settled.

14.4.	Should the Company, during the Performance Period, be placed into liquidation:

14.4.1.	the Board may determine, in its sole discretion, whether Performance Shares may be settled at Grant Amount. Any settlement will be within such period as resolved by the Board;

14.4.2.
notwithstanding any other provisions in these Terms & Conditions, should the Company, prior to the settlement of the Performance Shares, be deregistered from the Trade Register, the Participants shall not have any right to settlement.

14.5.	Should the Company, during the Performance Period, resolve to merge with another existing company or merge with a company to be formed, or should the Company resolve to be demerged:

14.5.1.
the Board may determine, in its sole discretion, whether Performance Shares may be settled at the Grant Amount prior to the merger or demerger. Any settlement will be within such period as resolved by the Board;

14.5.2.
the Board may determine, in is sole discretion, whether Performance Shares should be converted into similar equity rights issued by the other company. In such circumstances, the Board shall determine the terms and the period in which any Performance Shares may be converted; and

14.5.3.
notwithstanding any other provisions in these Terms & Conditions, following the closing of the merger or demerger, the Participants shall have no right to settlement under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state.

14.6.
Should the Company, during the Performance Period, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of Performance Shares to settle the Performance Shares at the Grant Amount. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to this Plan, unless the Board, in its sole discretion, determines otherwise.

14.7.
Should during the Performance Period a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders:

14.7.1.	the Board may determine, in its sole discretion, whether Performance Shares may be settled at the Grant Amount prior to the tender offer or the offer to redeem the shares.

14.8.
Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the Company’s other shareholders, the Board may determine, in its sole discretion, during the Performance Period, whether Performance Shares will be settled at the Grant Amount prior to the redemption, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.

14.9.
The Board may, however, in any of the situations resolved in this rule 14, determine, in its sole discretion, to provide the Participants with an opportunity to convert their Performance Shares into equity-based incentives issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board.

14.10.
Should the shares of the Company during the Performance Period be delisted, with the effect that the shares are no longer listed on any recognised stock exchange, nor subject to any other public trading:

14.10.1.	the Board, may determine, in its sole discretion, whether any Performance Shares may be settled as a result of the delisting. Any settlement will be within such period as resolved by the Board; and

14.10.2.	the Board may also determine whether any other amendments to these Terms & Conditions are required as a result of the delisting.

14.11.
Rules 14.4, 14.5, 14.6, 14.7 and 14.8 shall also apply should the situations set out in those rules take place during the Restriction Period, with the exception that instead of settlement at Grant Amount, the Company has the right to settle the Performance Shares based on the calculation of the number of Performance Shares to be settled made in accordance with rule 5 of these Terms & Conditions.

15.	THE RECOUPMENT OF EQUITY IN THE EVENT OF CERTAIN RESTATEMENTS

15.1.
Under the Nokia policy on the clawback of incentive compensation (“Clawback Policy”), as amended from time to time, the Board of Directors may, in its sole discretion and at any time, resolve to recover or require reimbursement of all or a portion of incentive compensation, which is defined in the Clawback Policy. The Grant of Performance Shares and settlement of Shares are covered by the Clawback Policy.

15.2.	The impacted employees as well as the events that trigger recoupment are defined in the Clawback Policy.

16.	GOVERNING LAW AND SETTLEMENT OF DISPUTES

16.1.	These Terms & Conditions are governed by Finnish laws.

16.2.	Disputes arising out of these Terms & Conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

17.	PROCESSING OF PERSONAL DATA

17.1.
Participants’ personal data is processed in connection with their participation in the Plan by any Group Member (and any third party appointed by a Group Member in connection with the Plan) including the administration and maintenance of records. Depending on the location of the Participant, the data might be transferred internationally. The processing is described in more detail in the privacy supplement that will be provided to each Participant.